EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For Year Ended December 31, 2000
(Dollar Amounts in Thousands)

Potomac Edison Company
Earnings:
Net Income	$84,385
Fixed charges (see below)	45,334
Income taxes	37,172
Amortization of capitalized interest	2
Income distributions of equity investees	4,480
Less: Capitalized interest	(326)
Inc from unconsolidated equity
investees	(3,525)
Total earnings	$167,522

Fixed Charges:
Interest on long-term debt	$40,201
Other interest	3,069
Estimated interest component of rentals	$2,064
Total fixed charges	$45,334

Ratio of Earnings to Fixed Charges	3.70